Exhibit 99.1

Dada Announces Unaudited Fourth Quarter and Fiscal Year 2024 Financial Results

SHANGHAI, China, March 5, 2025 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada”, the “Company”, or “we”), China’s leading local on-demand retail and delivery platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Financial Results

Total net revenues were RMB2,432.7 million in the fourth quarter of 2024, compared with RMB2,752.2 million in the same quarter of 2023.

Beginning with the second quarter of 2024, the Company changed the presentation of disaggregated revenues to better reflect its lines of business. The table below sets forth the disaggregation of revenues for the three months ended December 31, 2024, with prior period financial results retrospectively recast to conform to current period presentation.

	For the three months ended
	December 31, 2023	September 30, 2024	December 31, 2024	YoY% Change

Net revenues	(RMB in thousands, except percentage data)
JD NOW[1]
Commission fee	436,646	331,719	296,785	(32.0)%
Online advertising and marketing services	425,264	66,392	48,680	(88.6)%
Fulfillment services and others	686,621	532,100	391,894	(42.9)%
Subtotal	1,548,531	930,211	737,359	(52.4)%
Dada NOW[2]
Intra-city delivery services	1,045,139	1,321,809	1,474,903	41.1%
Last-mile delivery services	135,810	129,222	152,307	12.1%
Others	22,709	48,197	68,110	199.9%
Subtotal	1,203,658	1,499,228	1,695,320	40.8%
Total	2,752,189	2,429,439	2,432,679	(11.6)%

1 JD NOW was formerly known as JDDJ. JDDJ brands were upgraded to JD NOW in May 2024.

2 Dada NOW was formerly known as Dada Now. Dada Now brands were upgraded to Dada NOW in August 2024.

•	Net revenues generated from JD NOW were RMB737.4 million in the fourth quarter of 2024, compared with RMB1,548.5 million in the fourth quarter of 2023, mainly due to a decrease in online advertising and marketing services revenues and a decrease in fulfillment services and other revenues.

•	Net revenues generated from Dada NOW increased by 40.8% from RMB1,203.7 million in the fourth quarter of 2023 to RMB1,695.3 million in the fourth quarter of 2024, mainly driven by an increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB3,712.9 million in the fourth quarter of 2024, compared with RMB4,077.9 million in the same quarter of 2023.

•	Operations and support costs were RMB1,914.1 million in the fourth quarter of 2024, compared with RMB1,918.9 million in the same quarter of 2023. The decrease was primarily due to a decrease in online advertising and marketing services costs, offset by an increase in rider cost as a result of the increased order volume of intra-city delivery services provided to various chain merchants.

•	Selling and marketing expenses were RMB609.5 million in the fourth quarter of 2024, compared with RMB1,002.3 million in the same quarter of 2023. The decrease was primarily due to a decrease in promotional activities initiated by us on the JD NOW platform.

•	General and administrative expenses were RMB27.5 million in the fourth quarter of 2024, compared with RMB88.8 million in the same quarter of 2023. The decrease was primarily due to a decrease in provision for credit loss.

•	Research and development expenses were RMB92.8 million in the fourth quarter of 2024, compared with RMB91.5 million in the same quarter of 2023.

•	Impairment loss of intangible assets was RMB1,058.7 million in the fourth quarter of 2024, compared with nil in the same quarter of 2023.

•	Impairment loss of goodwill was nil in the fourth quarter of 2024, compared with RMB957.6 million in the same quarter of 2023.

Loss from operations was RMB1,257.3 million in the fourth quarter of 2024, compared with RMB1,314.7 million in the same quarter of 2023.

Non-GAAP loss from operations3 was RMB48.6 million in the fourth quarter of 2024, compared with RMB190.2 million in the same quarter of 2023.

3 Non-GAAP income/(loss) from operations represents income/(loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and impairment loss of intangible assets and goodwill.

Net loss was RMB1,227.0 million in the fourth quarter of 2024, compared with RMB1,282.4 million in the same quarter of 2023.

Non-GAAP net loss4 was RMB29.0 million in the fourth quarter of 2024, compared with RMB159.1 million in the same quarter of 2023.

Basic and diluted net loss per ordinary share was RMB1.18 in the fourth quarter of 2024, compared with RMB1.22 for the fourth quarter of 2023.

Non-GAAP basic and diluted net loss per ordinary share5 was RMB0.03 in the fourth quarter of 2024, compared with RMB0.15 for the fourth quarter of 2023.

Fiscal Year 2024 Financial Results

Total net revenues were RMB9,663.8 million in 2024, compared with RMB10,506.3 million in 2023.

The table below sets forth the disaggregation of revenues for the twelve months ended December 31, 2024, with prior period financial results retrospectively recast to conform to current period presentation.

	For the twelve months ended
	December 31, 2023	December 31, 2024	YoY% Change

Net revenues	(RMB in thousands, except percentage data)
JD NOW[1]
Commission fee	1,679,218	1,423,256	(15.2)%
Online advertising and marketing services	2,131,150	606,720	(71.5)%
Fulfillment services and others	2,681,386	1,828,580	(31.8)%
Subtotal	6,491,754	3,858,556	(40.6)%
Dada NOW[2]
Intra-city delivery services	3,529,214	5,077,762	43.9%
Last-mile delivery services	347,678	524,822	51.0%
Others	137,604	202,640	47.3%
Subtotal	4,014,496	5,805,224	44.6%
Total	10,506,250	9,663,780	(8.0)%

4 Non-GAAP net income/(loss) represents net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, impairment loss of intangible assets and goodwill, and income tax benefit from amortization and impairment of such intangible assets.

5 Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating non-GAAP net income/(loss) per ordinary share.

•	Net revenues generated from JD NOW were RMB3,858.6 million in 2024, compared with RMB6,491.8 million in 2023, mainly due to a decrease in online advertising and marketing services revenues and a decrease in fulfillment services and other revenues.

•	Net revenues generated from Dada NOW increased by 44.6% from RMB4,014.5 million in 2023 to RMB5,805.2 million in 2024, mainly driven by an increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB11,854.1 million in 2024, compared with RMB12,678.6 million in 2023.

•	Operations and support costs were RMB7,221.5 million in 2024, compared with RMB 6,530.3 million in 2023. The increase was primarily due to an increase in rider cost as a result of the increased order volume of intra-city delivery services provided to various chain merchants, offset by a decrease in online advertising and marketing services costs.

•	Selling and marketing expenses were RMB2,927.1 million in 2024, compared with RMB4,474.1 million in 2023. The decrease was primarily due to a decrease in promotional activities initiated by us on the JD NOW platform.

•	General and administrative expenses were RMB233.9 million in 2024, compared with RMB252.8 million in 2023.

•	Research and development expenses were RMB362.6 million in 2024, compared with RMB416.3 million in 2023. The decrease was primarily due to a decrease in research and development personnel costs.

•	Impairment loss of intangible assets was RMB1,058.7 million in 2024, compared with nil in 2023.

•	Impairment loss of goodwill was nil in 2024, compared with RMB957.6 million in 2023.

Loss from operations was RMB2,159.5 million in 2024, compared with RMB2,108.5 million in 2023.

Non-GAAP loss from operations3 was RMB529.5 million in 2024, compared with RMB487.8 million in 2023.

Net loss was RMB2,038.5 million in 2024, compared with RMB1,957.5 million in 2023.

Non-GAAP net loss4 was RMB425.5 million in 2024, compared with RMB341.8 million in 2023.

Basic and diluted net loss per ordinary share was RMB1.95 in 2024, compared with RMB1.88 in 2023.

Non-GAAP basic and diluted net loss per ordinary share5 was RMB0.41 in 2024, compared with RMB0.33 in 2023.

Supplemental Information

•	The following table sets forth the order volume and corresponding gross billings of our on-demand delivery services.

	For the three months ended			For the twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
Number of orders delivered[6] (in millions)	644.2	648.4	991.5	2,191.0	2,873.4
Gross billings[7] (RMB in millions)	2,747.1	3,098.2	3,506.8	9,883.2	12,142.1

•	Share repurchase program

Pursuant to our US$40 million share repurchase program announced in March 2024, we had repurchased approximately 6.1 million American Depositary Shares (ADSs) for a total of approximately US$11.4 million as of December 31, 2024.

Environment, Social Responsibility and Governance (ESG)

•	In October 2024, the S&P Global Corporate Sustainability Assessment (CSA) gave Dada an ESG score of 49, increasing from 37 in September 2023 and reaffirming Dada’s industry leading position in ESG. The S&P CSA is an annual evaluation of companies' sustainability practices which powers the Dow Jones Sustainability Index.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net margin, and non-GAAP net income/(loss) per ordinary share as supplemental measures to review and assess its financial and operating performance. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and impairment loss of intangible assets and goodwill. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, impairment loss of intangible assets and goodwill, and income tax benefit from amortization and impairment of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating non-GAAP net income/(loss) per ordinary share.

6 Number of orders delivered included orders directly placed through Dada NOW by merchants and individual senders, and orders fulfilled by Dada NOW for merchants on JD NOW.

7 Refer to the gross amount of services charges for abovementioned orders of the on-demand delivery services, net of value-added tax.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, impairment loss of intangible assets and goodwill, and income tax benefit from amortization and impairment of such intangible assets. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP financial measures. Impairment loss of goodwill, impairment loss of intangible assets and income tax benefit from impairment of such intangible assets are not considered by the management when evaluating the core operating results and may not be indicative of the Company's business outlook. Further, the non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, non-GAAP financial measures should not be considered in isolation from or as an alternative to financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to offer quality on-demand retail experience and provide efficient on-demand delivery services; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB in thousands)

	As of
	December 31, 2023	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	1,893,032	3,003,242
Restricted cash	519,207	77,353
Short-term investments	1,558,315	—
Accounts receivable, net	386,768	1,163,451
Inventories	9,270	11,418
Amount due from related parties	1,287,080	625,997
Prepayments and other current assets	415,326	282,726
Total current assets	6,068,998	5,164,187
Non-current assets
Property and equipment, net	8,392	7,325
Intangible assets, net	1,479,644	—
Operating lease right-of-use assets	16,335	40,944
Other non-current assets	512	213
Total non-current assets	1,504,883	48,482
TOTAL ASSETS	7,573,881	5,212,669

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	5,008	8,128
Payable to riders and drivers	867,323	1,009,244
Amount due to related parties	190,039	—
Accrued expenses and other current liabilities	922,483	548,819
Operating lease liabilities	14,719	11,576
Total current liabilities	1,999,572	1,577,767
Non-current liabilities
Deferred tax liabilities	16,979	—
Non-current operating lease liabilities	414	28,449
Total non-current liabilities	17,393	28,449
TOTAL LIABILITIES	2,016,965	1,606,216

TOTAL SHAREHOLDERS’ EQUITY	5,556,916	3,606,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,573,881	5,212,669

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(RMB in thousands, except shares and per share data)

	For the three months ended			For the twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
Net revenues	2,752,189	2,429,439	2,432,679	10,506,250	9,663,780
Costs and expenses
Operations and support	(1,918,942)	(1,731,655)	(1,914,067)	(6,530,343)	(7,221,497)
Selling and marketing	(1,002,293)	(717,428)	(609,462)	(4,474,087)	(2,927,098)
General and administrative	(88,754)	(107,723)	(27,518)	(252,802)	(233,927)
Research and development	(91,490)	(90,314)	(92,847)	(416,346)	(362,584)
Impairment loss of intangible assets	—	—	(1,058,686)	—	(1,058,686)
Impairment loss of goodwill	(957,605)	—	—	(957,605)	—
Other operating expenses	(18,770)	(9,546)	(10,338)	(47,456)	(50,289)
Total costs and expenses	(4,077,854)	(2,656,666)	(3,712,918)	(12,678,639)	(11,854,081)
Other operating income	10,932	442	22,911	63,859	30,849
Loss from operations	(1,314,733)	(226,785)	(1,257,328)	(2,108,530)	(2,159,452)
Other income/(expenses)
Interest expenses	—	—	—	(807)	—
Others, net	31,091	27,370	19,605	146,782	103,983
Total other income, net	31,091	27,370	19,605	145,975	103,983
Loss before income tax benefit	(1,283,642)	(199,415)	(1,237,723)	(1,962,555)	(2,055,469)
Income tax benefit	1,253	2,088	10,716	5,012	16,933
Net loss	(1,282,389)	(197,327)	(1,227,007)	(1,957,543)	(2,038,536)
Net loss per ordinary share
Basic	(1.22)	(0.19)	(1.18)	(1.88)	(1.95)
Diluted	(1.22)	(0.19)	(1.18)	(1.88)	(1.95)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	1,049,683,427	1,039,661,914	1,040,606,823	1,040,680,392	1,045,269,866
Diluted	1,049,683,427	1,039,661,914	1,040,606,823	1,040,680,392	1,045,269,866

Net loss	(1,282,389)	(197,327)	(1,227,007)	(1,957,543)	(2,038,536)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of tax of nil	(33,112)	(37,432)	81,532	89,780	80,084
Total comprehensive loss	(1,315,501)	(234,759)	(1,145,475)	(1,867,763)	(1,958,452)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(RMB in thousands, except shares, per share and percentage data)

	For the three months ended			For the twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
Loss from operations	(1,314,733)	(226,785)	(1,257,328)	(2,108,530)	(2,159,452)
Add:
Share-based compensation expenses	46,584	21,465	28,572	163,153	90,703
Amortization of intangible assets resulting from acquisitions	120,380	118,598	121,442	500,015	480,580
Impairment loss of intangible assets	—	—	1,058,686	—	1,058,686
Impairment loss of goodwill	957,605	—	—	957,605	—
Non-GAAP loss from operations	(190,164)	(86,722)	(48,628)	(487,757)	(529,483)

Net loss	(1,282,389)	(197,327)	(1,227,007)	(1,957,543)	(2,038,536)
Add:
Share-based compensation expenses	46,584	21,465	28,572	163,153	90,703
Amortization of intangible assets resulting from acquisitions	120,380	118,598	121,442	500,015	480,580
Impairment loss of intangible assets	—	—	1,058,686	—	1,058,686
Impairment loss of goodwill	957,605	—	—	957,605	—
Income tax benefit	(1,253)	(2,088)	(10,716)	(5,012)	(16,933)
Non-GAAP net loss	(159,073)	(59,352)	(29,023)	(341,782)	(425,500)

Net revenues	2,752,189	2,429,439	2,432,679	10,506,250	9,663,780

Net margin	(46.6)%	(8.1)%	(50.4)%	(18.6)%	(21.1)%
Non-GAAP net margin	(5.8)%	(2.4)%	(1.2)%	(3.3)%	(4.4)%

Non-GAAP net loss per ordinary share
Basic	(0.15)	(0.06)	(0.03)	(0.33)	(0.41)
Diluted	(0.15)	(0.06)	(0.03)	(0.33)	(0.41)

Weighted average number of shares used in calculating non-GAAP net loss per ordinary share
Basic	1,049,683,427	1,039,661,914	1,040,606,823	1,040,680,392	1,045,269,866
Diluted	1,049,683,427	1,039,661,914	1,040,606,823	1,040,680,392	1,045,269,866